SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Intrepid Potash, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46121Y 10 2

(CUSIP Number)

J. Landis Martin

Potash Acquisition, LLC

200 Fillmore Street, Suite 200

Denver, Colorado 80206

(303) 292-7300

Copy to:

M. Robert Morrill, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

(303) 592-3126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons Potash Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 8,068,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 8,068,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,068,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: 10.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6.

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons PRV Investors I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 8,068,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 8,068,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,068,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: 10.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6.

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons J. Landis Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 8,068,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 8,068,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,068,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: 10.8%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 700 17th Street, Suite 1700, Denver, Colorado 80202.

Item 2.	Identity and Background

This Schedule 13D is being filed by Potash Acquisition, LLC (“PAL”), PRV Investors I, LLC (“PRV”) and J. Landis Martin (“Martin” and, together with PAL and PRV, the “Reporting Persons”).

PAL is a Delaware limited liability company, the principal business of which is to hold the shares of Common Stock. PRV, the manager of PAL, is a Delaware limited liability company, the principal business of which is to serve as the general partner of certain investment funds and to perform such other investment functions as may be approved by its managing member. The address of the principal business and principal office of each of PAL and PRV is 200 Fillmore Street, Suite 200, Denver, Colorado 80206.

Information with respect to Martin, the managing member and chief executive officer of PRV, and each other executive officer of PRV, including name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

During the last five years, none of the Reporting Persons nor any executive officer of PRV has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

PAL acquired a 20% membership interest in the Issuer’s predecessor, Intrepid Mining LLC, a Delaware limited liability company (“Intrepid Mining”) on June 5, 2007. The Issuer was formed on November 19, 2007 as a wholly-owned subsidiary of Intrepid Mining, with 1,000 shares of Common Stock being issued by the Issuer to Intrepid Mining. In connection with the Issuer’s initial public offering (the “IPO”), which closed on April 25, 2008, the Issuer and Intrepid Mining entered into an exchange agreement dated as of April 21, 2008 (the “Exchange Agreement”), pursuant to which, simultaneously with the closing of the IPO, Intrepid Mining transferred all of its non-monetary assets to the Issuer in exchange for (1) approximately $757.4 million in cash, (2) 40,339,000 shares of Common Stock, and (3) assumption by the Issuer of (a) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its senior credit facility and (b) all other liabilities and obligations of Intrepid Mining. Immediately following the closing of the IPO, Intrepid Mining dissolved and distributed its assets, including the 40,340,000 shares of Common Stock, to its members on a pro rata basis.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Common Stock in order to acquire an equity interest in the Issuer.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by them and their right to designate a nominee for election to the Board of Directors of the Issuer pursuant to the Director Designation and Voting Agreement dated as of April 25, 2008 (the “Director Designation and Voting Agreement”) among the Issuer, PAL, Harvey Operating and Production Company, a Colorado corporation (“HOPCO”), and Intrepid Production Corporation, a Colorado corporation (“IPC” and, together with PAL and HOPCO, the “Original Stockholders”), which is more fully described in Item 6 below.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease (subject to the restrictions set forth in the Director Designation and Voting Agreement described in Item 6 below) the size of their investment in the Issuer. Such decreases may, if so desired by the Reporting Persons, be effected pursuant to the exercise of registration rights held by PAL under the Registration Rights Agreement dated as of April 25, 2008 (the “Registration Rights Agreement”) among the Issuer and the Original Stockholders, which is more fully described in Item 6 below.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the other persons named in Schedule A, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

PAL is the beneficial owner of 8,068,000 shares of Common Stock (approximately 10.8% of the outstanding Common Stock as of April 25, 2008). PRV and Martin each may be deemed to be an indirect beneficial owner of the shares of Common Stock owned by PAL by virtue of the relationships described in Item 2 above.

By virtue of the Director Designation and Voting Agreement and the Registration Rights Agreement, the Reporting Persons and the other Original Stockholders may be deemed a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, each of the Original Stockholders may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons, together with the other Original Stockholders, may be deemed to beneficially own, in the aggregate, 40,340,000 shares of Common Stock (approximately 53.9% of the outstanding Common Stock as of April 25, 2008). Each of the Reporting Persons expressly

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disclaims beneficial ownership of those shares of Common Stock held by any Original Stockholder other than PAL.

None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days, other than pursuant to the Exchange Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Director Designation and Voting Agreement

Pursuant to the Director Designation and Voting Agreement, each of the Original Stockholders has the right to designate one candidate for nomination and election to the Board of Directors of the Issuer and has agreed to vote its shares in favor of the others’ candidates, and the Issuer has agreed to use its best efforts to assure that such designees are included in the Issuer’s slate of nominees and recommended for election. The rights and obligations under the agreement are not transferable upon sale or other transfer of Common Stock by an Original Stockholder except to any affiliate of the Original Stockholder. The agreement will terminate with respect to an Original Stockholder and its affiliates when their collective beneficial ownership falls below 5% of the outstanding Common Stock.

Under the Director Designation and Voting Agreement, each Original Stockholder also has agreed, except in the case of a transfer to another Original Stockholder, an affiliate of an Original Stockholder or a public tender offer, not to knowingly sell shares of Common Stock to any person if the result of that sale would be that the purchaser of such shares would own, directly or indirectly, 5% or more of the outstanding common stock of the Issuer.

The foregoing summary of the Director Designation and Voting Agreement is qualified in its entirety by reference to the text of Exhibit 2, which is incorporated by this reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, each of the Original Stockholders has the right, in certain circumstances, to require the Issuer to register for sale some or all of the shares of Common Stock held by it. Subject to the terms and conditions of the Registration Rights Agreement, each Original Stockholder has the right to make three such “demands” for registration, one of which may require a shelf registration statement. In addition, in connection with registered offerings by the Issuer, whether pursuant to a “demand” registration or otherwise, the Original Stockholders will have the ability to exercise certain “piggyback registration rights” and have some or all of their shares included in the registration statement.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 3, which is incorporated by this reference.

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Lock-Up Letters

In connection with the IPO, each of PAL and Martin has signed a lock-up letter addressed to the underwriters of the IPO, pursuant to which PAL and Martin have agreed, subject to certain exceptions, not to sell, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days from April 21, 2008, except with the prior written consent of Goldman, Sachs & Co., on behalf of the underwriters. The foregoing summary of the lock-up letters is qualified in its entirety by reference to the text of Exhibit 4, which is incorporated by this reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated May 5, 2008 among the Reporting Persons.

Exhibit 2	Director Designation and Voting Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-34025) filed on May 1, 2008).

Exhibit 3	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-34025) filed on May 1, 2008).

Exhibit 4	Form of lock-up letter (incorporated by reference to Exhibit A to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-14821) filed on April 7, 2008).

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTASH ACQUISITION, LLC

	By:	PRV Investors I, LLC
Manager

Date: May 5, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

PRV INVESTORS I, LLC

Date: May 5, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

Date: May 5, 2008	/s/ J. Landis Martin
J. LANDIS MARTIN

SCHEDULE A

The name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship of Martin and each other executive officer of PRV are as follows:

Name	Position(s) with PRV	Business Address	Principal Occupation or Employment	Citizenship

J. Landis Martin	Managing Member and Chief Executive Officer	*	Founder and Managing Director of Platte River Ventures Principal business: private equity investment Address: *	United States of America

Gregory A. Sissel	Chief Financial Officer	*	Managing Director of Platte River Ventures Principal business: private equity investment Address: *	United States of America

*	200 Fillmore Street, Suite 200, Denver, Colorado 80206.